Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

APPOINTMENT OF VICE PRESIDENT

AND

CHANGE OF THE CHIEF FINANCIAL OFFICER

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that in accordance with the articles of association of the Company, the Board has resolved that Mr Tian Jinghui be appointed as Vice President of the Company, Mr. Zhao Dong be appointed as the Chief Financial Officer.

Tian Jinghui, aged 53, is currently the General Manager of PetroChina Marketing Company. Mr. Tian is a professor-level senior economist. He graduated from the China Europe International Business School with a master degree of business administration. He has more than 30 years of experience in the oil and gas industry of the PRC. He was appointed as the Assistant Manager of Sinopec (Northwest) Marketing Company from November 1988. He worked as the Deputy Manager of Sinopec (Northwest) Marketing Company from October 1994, the Manager of Sinopec (Northwest) Marketing Company from September 1997. From May 1998, he was appointed as the Leader of the Preparatory Group of PetroChina Northwest Marketing Company. He worked as the Deputy General Manager of PetroChina Refining & Marketing Company from December 1999, the Deputy General Manager and Chief Safety Officer of PetroChina Marketing Company from November 2007. From June 2009, he assumed the position as the Principal of PetroChina Marketing Company. From August 2013, he has been the General Manager of PetroChina Marketing Company.

Zhao Dong, aged 45, is currently the President of CNPC Nile Company. Mr. Zhao is a professor-level senior accountant and holds a doctor degree of engineering. He graduated from China University of Petroleum (Beijing), majored in Petroleum Engineering Management. He has nearly 25 years of domestic and international financial and operating management experience in the oil and gas industry of the PRC. In May 1998, he was appointed as the Deputy Chief Accountant and acting Manager of Financial & Accounting Department of CNPC International (Nile) Ltd.. He worked concurrently as the Chief Accountant and the Manager of Financial Assets Department of CNPC International (Nile) Ltd. from July 2002, the Deputy Chief Accountant and the Executive Deputy Director of Financial & Capital Operation Department of China National Oil and Gas Exploration and Development Corporation from January 2005, the Deputy Chief Accountant and the Director of Financial & Capital Operation Department of China National Oil and Gas Exploration and Development Corporation from April 2005, the Chief Accountant of China National Oil and Gas Exploration and Development Corporation from June 2008. From October 2009, he assumed the positions as the Chief Accountant of China National Oil and Gas Exploration and Development Corporation and the Chief Financial Officer of PetroChina International Investment Company Limited. He was appointed as the Vice President of CNPC Nile Company from September 2012, the President of CNPC Nile Company from August 2013.

The board of the Company hereby announces that due to other work commitments, Mr. Yu Yibo has tendered his resignation and ceased to hold the position of the Chief Financial Officer of the Company.

Mr. Yu has confirmed that he has no disagreement with the Board and is not aware of any other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Yu has shown great diligence and professionalism in his work since he served as the Chief Financial Officer of the Company in March 2013. The Board wishes to record its appreciation for Mr. Yu’s valuable contributions during his tenure of service.

The Board announces that the above resignation and appointment will effect from 24 November 2015.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

25 November 2015

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.